UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-39556

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description

99.1	Press release dated February 15, 2023 titled “Chindata Group Holdings Limited – Pricing of Senior Notes Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Chindata Group Holdings Limited has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2023

Chindata Group Holdings Limited

By:	/s/ Huapeng WU
Name:	Huapeng Wu
Title:	Director and Chief Executive Officer